Exhibit 12.1

Citizens Financial Group

Computation of Ratio of Earnings to Fixed Charges

	RATIOS OF EARNINGS TO FIXED CHARGES
	Three Months Ended March 31, 2015	Year Ended December 31,
		December 31, 2014	December 31, 2013		December 31, 2012	December 31, 2011	December 31, 2010
(dollars in millions)
Computation of Earnings:
Income (loss) from continuing operations before income tax expense	$315	$1,268	$(3,468)		$1,024	$778	$(49)
Fixed charges	119	417	499		669	941	1,465

Total Adjusted Earnings	$434	$1,685	$(2,969)		$1,693	$1,719	$1,416

Computation of Fixed Charges:
Interest expense	$106	$363	$443		$619	$884	$1,408
Portion of net rental expense deemed representative of interest(1)	13	54	56		50	57	57

Total fixed charges	$119	$417	$499		$669	$941	$1,465

Ratio of Earnings to Fixed Charges	3.6	4.0	(5.9	)(2)	2.5	1.8	1.0	(3)

(1)	The portion of rents shown as representative of the interest factor is one-quarter of total net operating lease expenses.
(2)	The deficiency for this period was $3,468 million due in part to a goodwill impairment charge of $4,435 million ($4,080 million after tax).
(3)	The deficiency for this period was $49 million.